JABIL CIRCUIT, INC.

10560 Dr. Martin Luther King, Jr. Street North

St. Petersburg, FL 33716

January 27, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Craig D. Wilson, Senior Assistant Chief Accountant

Re:	Jabil Circuit, Inc.

Form 10-K for the Fiscal Year Ended August 31, 2011

Filed October 27, 2011

File No. 001-14063

Dear Mr. Wilson:

On behalf of Jabil Circuit, Inc. (“Jabil”), I am writing in response to the comments set forth in your letter dated January 13, 2012 (the “Comment Letter”). For the convenience of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), each of the Staff’s comments is repeated below, along with Jabil’s response to each comment set forth immediately following the comment.

Comment 1

Form 10-K for the Fiscal Year Ended August 31, 2011

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 50

1.	We note your market risk disclosure briefly discusses foreign currency exchange risk and interest rate risk. Your disclosure does not appear to include all of the disclosure requirements of Item 305 of Regulation S-K. Tell us how you have considered providing all of the quantitative disclosures required by Item 305(a) of Regulation S-K.

Securities and Exchange Commission

January 27, 2012

Response to Comment 1

In preparing Item 7A – “Quantitative and Qualitative Disclosures about Market Risk” in Jabil’s Form 10-K for the fiscal year ended August 31, 2011, Jabil considered the requirements of Item 305(a) of Regulation S-K. As it does with each of its filings, Jabil evaluated its overall exposure to both movements in interest rates on its variable rate debt, as well as fluctuations in foreign currency exchange rates.

As outlined in Note 7 – “Notes Payable and Long-Term Debt” to the Consolidated Financial Statements in Jabil’s Form 10-K for the fiscal year ended August 31, 2011, Jabil had approximately $1.2 billion in notes payable and long-term debt outstanding. Of which, approximately $1.1 billion was comprised of fixed rate debt and $72.1 million was comprised of variable rate debt. The variable rate debt outstanding at August 31, 2011 related to certain credit facilities held within Jabil’s foreign subsidiaries. Additionally, the Company also holds a five year $1.0 billion revolving credit facility which is a variable rate instrument; however, there were no outstanding borrowings under this facility at August 31, 2011. Based upon the fact that a significant portion of Jabil’s notes payable and long-term debt are fixed rate instruments, coupled with the results of its sensitivity analysis, which included an assessment of an immediate hypothetical 10% change in the underlying variable interest rates associated with all of the aforementioned debt instruments, Jabil concluded that the interest rate risk would not have had a material effect on its financial position, results of operations or cash flows. Thus, Jabil did not include quantitative disclosure for these instruments. Jabil acknowledges the Staff’s inquiry regarding this subject matter, however, and will continue to assess this risk in connection with future SEC filings and elaborate on the results of its analysis, including adding disclosure substantially similar to the following in periods where Jabil believes that the potential financial statement impact resulting from changes in variable interest rates are not material, to the consolidated financial statements:

The effect of an immediate hypothetical 10% change in variable interest rates would not have a significant impact on our Consolidated Financial Statements.

Jabil is also exposed to foreign currency exchange risk as it transacts business in various foreign jurisdictions. Such exposures mainly result from transactional activity associated with commitments arising from trade accounts receivable, trade accounts payable, fixed purchase obligations and intercompany transactions denominated in a currency other than the functional currency of the respective Jabil subsidiary. In addition, Jabil is also exposed to foreign currency fluctuations on its anticipated foreign currency denominated revenues and expenses. In order to manage its transactional exposures, Jabil primarily utilizes forward foreign exchange contracts which it has elected not to designate as a hedge for accounting purposes. Accordingly, the changes in the respective fair values of these non-designated forward foreign exchange contracts are recorded in the Consolidated Statement of Operations and are generally off-set by foreign currency gains or losses on the underlying nonfunctional currency denominated transaction. Jabil manages its exposure on anticipated revenues and expenses through the use of designated forward foreign exchange contracts in order to lock in the value of anticipated foreign currency denominated revenues and expenses. Based on Jabil’s overall

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January 27, 2012

currency exposures, an immediate hypothetical 10% change in the value of foreign currency exchange rates would not have a material effect on Jabil’s financial position, results of operations or cash flows. Thus, Jabil did not include quantitative disclosure for foreign currency risks. Jabil acknowledges the Staff’s inquiry regarding this subject matter, however, and will continue to assess this risk in connection with future SEC filings and elaborate on the results of its analysis, including adding disclosure substantially similar to the following in periods where Jabil believes that the potential financial statement impact resulting from changes in foreign currency exchange rates are not material, to the consolidated financial statements:

Based on our overall currency rate exposures as of August 31, 2011, including the derivative financial instruments intended to hedge the nonfunctional currency-denominated monetary assets and liabilities, an immediate 10% hypothetical change of foreign currency exchange rates would not have a material effect on our Consolidated Financial Statements.

Comment 2

Item 8. Financial Statements and Supplementary Data

Consolidated Balance Sheets, page 61

2.	It appears you should be stating separately in the balance sheet or notes, elements of other accrued expenses for any item in excess of 5 percent of total current liabilities. Please tell us how your disclosure complies with Rule 5-02(20) of Regulation S-X.

Response to Comment 2

Rule 5-02(20) of Regulation S-X addresses additional disclosures related to other current liabilities and instructs the preparer to “state separately, in the balance sheet or in a note thereto, any item in excess of five percent of total current liabilities. Such items may include, but are not limited to, accrued payrolls, accrued interest, taxes, indicating the current portion of deferred income taxes, and the current portion of long-term debt. Remaining items may be shown in one amount.” In Jabil’s Consolidated Balance Sheet for the fiscal year ended August 31, 2011 and 2010, the following other current liability items are stated separately:

	8/31/2011	8/31/2010
	(amounts in thousands)
Current installments on notes payable and long-term debt	$74,160	$167,566
Accrued compensation and employee benefits	$258,947	$196,865
Other accrued expenses	$633,444	$475,387
Income taxes payable	$32,987	$19,236
Deferred income taxes	$5,182	$4,401

Securities and Exchange Commission

January 27, 2012

As part of Jabil’s financial statement preparation process, it examined all items that comprise the other accrued expenses line item to ensure that no individual item or category of related items within this balance exceeded five percent of total current liabilities. During the fiscal years ended August 31, 2011 and 2010, no items included in the other accrued expense category exceeded the five percent threshold. Accordingly, Jabil believes that it is in compliance with Rule 5-02(20) of Regulation S-X at August 31, 2011 and 2010 as the items that exceed five percent of other current liabilities are stated separately on the Consolidated Balance Sheet and those items that are individually below this threshold were shown as one amount.

Comment 3

Note 2 – Trade Accounts Receivable Securitization and Sale Programs, page 70

3.	We note that under all of your securitization and sale programs, you service the receivables in the program in exchange for an immaterial fee. We further note that you do not record a servicing asset or liability because you estimate that the fee you receive in return for your obligation to service the receivables “is at fair value.” Please clarify whether the expected future revenue from servicing the assets is equal to the fair market compensation needed to provide that servicing. In this regard, note that ASC 860-50-30-4 states that whether a servicing asset or liability is recognized is a function of the marketplace and not your cost of servicing.

Response to Comment 3

Jabil performed the analysis required under the applicable guidance, including ASC 860-50-30-4, as well as assessed the magnitude of the servicing fee to Jabil’s Consolidated Financial Statements noting that the servicing fee is not material to its financial position or results of operations. As an example, based upon the approximate $962 million that was outstanding under both the trade accounts receivable securitization and sale programs at August 31, 2011, the total related servicing fees are expected to be no more than approximately $800,000.

In its determination as to whether or not a servicing asset or liability was required to be initially or subsequently recorded, Jabil evaluated both the level and complexity of the service activities to be performed and the compensatory benefits associated with servicing under the respective trade accounts receivable securitization and sale program arrangements as compared to what would be deemed “adequate compensation” from a market perspective. As defined in ASC 860-50-20 “adequate compensation” is “the amount of benefits of servicing that would fairly compensate a substitute servicer should one be required, which includes the profit that would be demanded in the marketplace. It is the amount demanded by the marketplace to perform the specific type of servicing.” Accordingly, as the determination of adequate compensation is a “market concept,” the level of compensation that Jabil is to receive as servicer was compared to the level of compensation demanded by current market prices rather than Jabil’s actual costs to service, as Jabil believes that its actual costs to service was not relevant when determining whether a servicing asset or liability should be recorded.

Securities and Exchange Commission

January 27, 2012

As stipulated in the arrangements governing the trade accounts receivable securitization programs, Jabil is entitled to a fee of 1% per annum based upon the outstanding balance of the serviced receivables as compensation for the administration and collection activities provided. Jabil undertook a market analysis that compared the above noted servicing fee that it is earning relative to the servicing fees being charged in the marketplace for programs that have similar type characteristics, such as program structure, credit risk profiles and the level and complexity of servicing activities provided. Based upon that comparison, Jabil determined that the fee that it is earning was commensurate with marketplace rates and thus deemed “adequate compensation.”

As it pertains to Jabil’s trade accounts receivable sale programs, differences noted between the characteristics of the programs and receivable pools in the market comparables observed and the Jabil programs were then considered in arriving at the estimate of what adequate compensation would be for Jabil’s programs. Such factors considered included: Jabil’s programs were less complex both in structure and nature of the accounts receivable than some of the comparables, sales are limited to a few times per month versus continuous, the number of obligors is limited and the obligors are generally of higher credit quality thereby reducing the servicing burden. Consequently, the servicing fee that Jabil is entitled to under these respective arrangements and what the marketplace would demand is inherently less than that required for the above noted trade accounts receivable securitization programs, and therefore is immaterial to Jabil’s Consolidated Financial Statements.

As such, Jabil determined that the fees that it is earning under its trade accounts receivable securitization and sale programs for the service provided are deemed “adequate compensation.” Therefore, no servicing asset or liability was recognized. However, as a result of the Staff’s comment, Jabil proposes to clarify its disclosure in future filings with the SEC by adding disclosure substantially similar to the following:

The Company does not record a servicing asset or liability on the Consolidated Balance Sheets as the Company estimates that the fee it receives to service these receivables approximates the fair market compensation to provide the servicing activities.

Comment 4

d. Trade Accounts Receivable Sale Programs, page 72

4.	We note that your 2010 accounts receivable sale programs are accounted for as sales. Please tell us whether there is any recourse under these programs to your assets for failure of debtors to pay when due. Refer to ASC 860-10-40-5(c)(1) and related recognition guidance in ASC 860-20-25-1(d)(2).

Response to Comment 4

Under the terms of both programs, the sale of the accounts receivable by Jabil to the purchaser is done without recourse to Jabil in the event that the debtor fails to pay its obligations

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January 27, 2012

as they become due. More specifically, both arrangements governing these programs, explicitly state that “the parties hereto agree that each transfer of the Receivables under this Agreement is intended to be an absolute and irrevocable transfer constituting a ‘true sale’ for bankruptcy law purposes, without recourse for any credit risk or financial inability to pay of any Obligor.”

Jabil considered whether or not it retained effective control, including any agreement that either entitled and/or obligated Jabil to repurchase or redeem the accounts receivable sold before their maturity under ASC 860-10-40-5(c)(1) in its determination that the two uncommitted sale programs entered into in fiscal year 2010 should be accounted for as sales. Further, Jabil has no right (e.g. an option) to repurchase the financial assets once transferred to the purchaser under the terms of either program. Accordingly, in applying the derecognition guidance upon sale, there were no put or call options identified that required separate identification and recognition in accordance with ASC 860-20-25-1(d)(2).

Comment 5

Note 11. Concentration of Risk and Segment Data, page 88

5.	You disclose on page 4 that Business Unit Managers and Directors coordinate financial commitments for customer manufacturing units. It appears this would involve financial review and decisions about resource allocation to your business units to assess performance. Tell us how management uses financial information from these business units and how you evaluated these units under the definition of a segment in ASC 280-10-50-1.

Response to Comment 5

As discussed in the question posed by the Commission’s staff above, Jabil is comprised of business units which are managed by Business Unit Managers (“BUMs”) and Business Unit Directors (“BUDs”). Each business unit is generally dedicated to an individual customer and is responsible for coordinating financial, manufacturing and engineering commitments for that customer at a particular manufacturing facility. As such, the BUMs and BUDs are focused on developing and sustaining key relationships with its customers and ensuring that their needs are met. In addition, the BUMs and BUDs manage their assigned business unit based on the resources that have been allocated to them by the Chief Operating Decision Maker (“CODM”), who is responsible for coordinating all of the activities within Jabil’s organization and setting its strategic focus and objectives, as well as allocating resources to the business based on those objectives.

Jabil’s Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and Chief Operating Officer (“COO”) have collectively been identified as Jabil’s CODM as they jointly review and assess Jabil’s performance and determine allocation of resources. In performing its role, the CODM utilizes financial information at the business group level, which is comprised of Diversified Manufacturing Services (“DMS”), High Velocity Systems (“HVS”) and Enterprise and Infrastructure (“E&I”) (collectively referred to as the “business groups” herein), as this

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January 27, 2012

information aligns with the overall strategic goals set forth for the organization. Specifically, the strategic directive for Jabil is to optimize results through a balanced mix of higher-margin business which is more sustainable in nature (expected to be generated by the DMS group) with lower-margin but high volume business that is produced at a quicker rate (i.e. cycle time) and in higher quantities (expected to be generated by the HVS and the E&I groups). Therefore, management and review of resource allocation, capital deployment and performance assessment at the business group level is crucial for Jabil to achieve the established initiatives that have been set forth.

As part of Jabil’s evaluation of its appropriate operating segments, the prescriptive guidance as set forth in ASC 280-10-50-1 was utilized which specifies that “an operating segment is a component of a public entity that has all of the following characteristics: (a) It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity), (b) Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance and (c) Its discrete financial information is available.” Accordingly, though business unit financial information exists within Jabil, this information is used as an organizational tool to ensure that daily business operations are executed in an effective and efficient manner by the BUMs and BUDs. However, as this financial information is customer specific, this is not the financial information used by the CODM in making overall resource allocation and performance assessment decisions.

Comment 6

Note 11. Concentration of Risk and Segment Data, page 88

6.	Your disclosures related to the September 1, 2010 segment reorganization on page 2 disclose what appear to be dissimilar types of service offerings among your DMS, E&I and HVS segments. We note you provide design services, manufacturing and various management services for global product provisioning of materials and process technologies. In addition, you offer services for customers in the computing, storage, networking and telecommunications sectors versus what appear to be dissimilar services for customers in the consumer products industry including “mobility, display, set-top boxes, printers and POS terminals.” Please explain how your disclosures comply with ASC 280-10-50-40 in reporting revenues from external customers for each type of service or each group of services.

Response to Comment 6

In preparing its disclosures to the Consolidated Financial Statements, Jabil considered the disclosure requirements of ASC 280, including ASC 280-10-50-40. Jabil is an electronic manufacturing services and solution company that provides comprehensive electronic design, production and product management services to its customers. Accordingly, Jabil does not manufacture, design or repair its own products but rather offers such service solutions to its

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January 27, 2012

customers with respect to such customers’ products. Thus, substantially all of its revenues are derived from the types and levels of services provided. Such service offerings include manufacturing and product management, comprehensive electronic design and aftermarket services. Jabil provides fundamentally similar manufacturing and product management services to its customers whether that customer is grouped within Diversified Manufacturing Services, Enterprise and Infrastructure or High Velocity Systems. The distinction as to whether a customer is assigned to one group versus the other is not that different types of services are being provided but rather such distinguishing items as the commonality of the manufacturing process, the complexities associated with the customer’s product needs and the end-market that customer serves.

In addition to the manufacturing and product management services, and as acknowledged in Part 1, Item 1 of the Business Section of Jabil’s Form 10-K for the fiscal year ended August 31, 2011, Jabil provides both comprehensive electronic design and aftermarket services. As an extension to its manufacturing and product management service, Jabil offers comprehensive electronic design services principally to support its customers in the design of manufacturing activities for their projects. In addition, Jabil also offers aftermarket services in order to provide warranty and repair support. The revenues derived from aftermarket services accounted for approximately 5% of total net revenues for the fiscal years ended August 31, 2011 and 2010 and the revenues derived from comprehensive electronic design accounted for less than 1% of total net revenues for the fiscal years ended August 31, 2011 and 2010, a level that Jabil considered immaterial for separate disclosure. Accordingly, Jabil believes that its disclosures on these issues comply with ASC 280-10-50-40.

Comment 7

Item 11. Executive Compensation (Incorporated by Reference from the Definitive Proxy Statement filed on December 15, 2011)

Compensation Discussion and Analysis

Competitive Benchmarking, page 30

7.

You state that while total cash compensation opportunities for your NEOs are targeted to approximate the market median of total cash compensation awarded by your selected peer group companies if your performance targets are achieved, the actual total cash compensation may range from the 25th percentile to the 75th percentile of the total cash awarded by the peer group. Please clarify how your NEOs’ total cash compensation compared to that of your peer group of companies from a percentile standpoint. Clarify whether, and if so how, the compensation committee considers the performance of the peer group companies when benchmarking the target for total cash compensation of your NEOs to the median for the peer group.

Securities and Exchange Commission

January 27, 2012

Response to Comment 7

Actual total cash compensation for Jabil’s CEO, as well as the average actual total cash compensation for its other NEOs, was at the 43rd percentile of the peer group.

Jabil defines target total cash compensation as the sum of base salary and bonus, assuming performance goals are achieved at the target level. In establishing NEO target total cash compensation opportunities, the Compensation Committee does not consider the actual performance of the peer group companies. Instead, as disclosed in the proxy statement (at page 30 under “Competitive Benchmarking”), the Compensation Committee’s philosophy is to set the NEOs’ target total cash compensation so that it approximates the market median of the companies in the peer group if target performance during the fiscal year is achieved. The Compensation Committee’s intent, when it established target total cash compensation at the beginning of the fiscal year, was to compare the NEOs’ total cash compensation payout opportunities at the target performance level to the target payout opportunities of comparable named executive officer positions at peer group companies.

Jabil will clarify in future proxy statement filings where applicable that the Compensation Committee did not consider the actual performance of the peer group companies when setting compensation of its NEOs.

*      *      *

Jabil acknowledges the following:

•	Jabil is responsible for the adequacy and accuracy of the disclosure in its Commission filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Jabil may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

January 27, 2012

Jabil believes that the foregoing responds fully to each of the questions in the Staff’s January 13, 2012 Comment Letter. Please let us know if you have any questions about our responses.

Respectfully submitted,

JABIL CIRCUIT, INC.

By:	/S/ FORBES I.J. ALEXANDER
Forbes I.J. Alexander
Chief Financial Officer

cc:	Timothy L. Main, President and Chief Executive Officer, Jabil Circuit, Inc.

Robert L. Paver, General Counsel, Jabil Circuit, Inc.

Chester E. Bacheller, Esq., Holland & Knight LLP

James R. Estes, Partner, Ernst & Young LLP